Exhibit 99.1

Agria Subsidiary PGG Wrightson Reports Strong Fiscal First Half Results

BEIJING, CHINA --February 25, 2014 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that its New Zealand-listed subsidiary, PGG Wrightson Limited (NZSE: PGW) (“PGW”), released its financial results for the six months ended December 31, 2013. These results will be consolidated in Agria’s results for the six months ended December 31, 2013.

A copy of PGW’s financial results and the following market announcement can be downloaded at the following address: http://www.pggwrightson.co.nz/OurBusiness/MarketAnnouncements.

For the six months ended December 31, 2013, PGW reported operating earnings before interest, tax, depreciation and amortisation (Operating EBITDA) of NZ$22.3 million, a 24% increase from NZ$18.0 million in the same period last year. Net profit after tax of NZ$13.4 million represented a 179% increase from the same period last year. Almost all PGW business units delivered year-over-year revenue and profit growth. Net cash flow from operations increased to NZ$10.5 million from NZ$1.7 million in the same period last year.

PGW’s board of directors declared a fully imputed dividend of NZ$0.02 per share which will be paid to shareholders registered as of the record date of March 12, 2014. The dividend will be paid on April 2, 2014.

Mr. Alan Lai, Agria’s Executive Chairman, commented, “We are pleased to see significant improvement across all segments of our core businesses. Our Group is now in a more solid financial position as a result. We look forward to working closely with our global team across New Zealand, Australia, Asia and South America to drive Agria’s global growth strategy in the years ahead.”

Mr. Mark Dewdney, Chief Executive of PGW, commented, “Results show improvements throughout the Group with almost every business unit ahead of last year’s results. Real Estate stands out having delivered an Operating EBITDA of NZ$2 million, compared with a break-even position last year. Our Water business acquired and integrated Water Dynamics and Aquaspec during the period, and also undertook an unprecedented level of repair work following September’s Canterbury windstorm. Ongoing demand for new irrigation installations remains strong. The only major business not to deliver an uplift was Wool, as a consequence of Sheep farmers destocking following the drought, and continued land use change to dairy.”

Dewdney continued, “PGW’s balance sheet remains strong. In October, the sale of shares in Heartland Bank realised NZ$11.2 million. When the business resumed dividends last year, our primary focus moved away from debt reduction, to growth. Banking facilities were refinanced during the period, achieving a lower overall cost and increased flexibility.”

About Agria Corporation

Agria Corporation (NYSE: GRO) is an international agricultural company with operations in China, South America, New Zealand and Australia. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including proprietary field corn seeds, edible corn seeds, vegetable seeds, grass seeds and forage. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand’s largest forage and agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.